

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2020

Randy Furr
Chief Financial Officer
Bloom Energy Corp
4353 North First Street
San Jose, CA 95134

> **Re: Bloom Energy Corp**
> **Form 8-K Filed February 12, 2020**
> **File No. 001-38598**

Dear Mr. Furr:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 8-K Filed February 12, 2020

ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

1.   You disclose that on February 11, 2020, your Audit Committee concluded that your previously issued Prior Period Financial Statements should no longer be relied upon based on an accounting error identified by PwC. To the extent you were advised or notified by PwC that these Prior Period Financial Statements should no longer be relied upon, disclose the date on which you were advised or notified by PwC, as well as obtain and file a letter from PwC as an exhibit to an amended Form 8-K stating whether it agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing